EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FIRST NATIONAL BANK OF NASSAU COUNTY,

AMERIS BANCORP

AND

CAIRO BANKING COMPANY

Dated as of July 13, 2006

i

5.15	Labor Relations	11
5.16	Employee Benefit Plans	12
5.17	Material Contracts	13
5.18	Legal Proceedings	14
5.19	Reports	15
5.20	Accounting, Tax and Regulatory Matters	15
5.21	Community Reinvestment Act	15
5.22	Privacy of Customer Information	15
5.23	Technology Systems	16
5.24	Bank Secrecy Act Compliance	16
5.25	Board Recommendation	16
5.26	Change in Control Agreements	17

ARTICLE 6	REPRESENTATIONS AND WARRANTIES OF FIRST NATIONAL	17

6.1	Organization, Standing and Power	17
6.2	Authority; No Breach By Agreement	17

ARTICLE 7	CONDUCT OF BUSINESS PENDING CONSUMMATION	18

7.1	Affirmative Covenants of Each Party	18
7.2	Negative Covenants of Cairo and Ameris	18
7.3	Adverse Changes in Condition	19
7.4	Reports	20

ARTICLE 8	ADDITIONAL AGREEMENTS	20

8.1	Applications	20
8.2	Access to Technology Systems	20
8.3	Agreement as to Efforts to Consummate	20
8.4	Investigation and Confidentiality	21
8.5	No Solicitations	21
8.6	Press Releases	22
8.7	Charter Provisions	22
8.8	Indemnification and Insurance	22
8.9	Employee Benefits and Contracts	24
8.10	Shareholder Vote	25
8.11	Agreement as to Taxes	25

ARTICLE 9	CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE	27

9.1	Conditions to Obligations of Each Party	27
9.2	Conditions to Obligations of First National	28
9.3	Conditions to Obligations of Cairo	29

ii

ARTICLE 10	TERMINATION	30

10.1	Termination	30
10.2	Effect of Termination	31
10.3	Survival of Representations and Covenants	31
10.4	Termination Payment	32

ARTICLE 11	MISCELLANEOUS	32

11.1	Definitions	32
11.2	Expenses	39
11.3	Brokers and Finders	39
11.4	Entire Agreement	39
11.5	Amendments	39
11.6	Waivers	39
11.7	Assignment	40
11.8	Notices	40
11.9	Governing Law	41
11.10	Counterparts; Facsimile Transmission	41
11.11	Captions; Articles and Sections	41
11.12	Interpretations	41
11.13	Severability	42

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 13, 2006, by and among FIRST NATIONAL BANK OF NASSAU COUNTY, a national banking association organized under the laws of the United States with its principal office located in Fernandina Beach, Florida (“First National”), on one hand, and AMERIS BANCORP, a Georgia corporation with its principal offices located in Moultrie, Georgia (“Ameris”), and CAIRO BANKING COMPANY, a Georgia state bank with its principal offices located in Cairo, Georgia (“Cairo”), on the other hand.

Preamble

The respective Boards of Directors of First National, Ameris and Cairo are of the opinion that the transactions described herein are in the best interests of the Parties and their respective shareholders. This Agreement provides for the merger of Cairo with and into First National, with First National being the Surviving Bank of the merger.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1           Merger.

(a)           Subject to the terms and conditions of this Agreement, Cairo shall be merged with and into First National in accordance with the provisions of the National Bank Act (the “Merger”). First National shall be the Surviving Bank resulting from the Merger and shall continue to be governed by the Laws of the United States.

(b)           At the Effective Time (as defined in Section 1.3), the separate existence of Cairo shall cease and Cairo shall be merged into First National, which shall possess all the rights, privileges, powers, and franchises both of a public and a private nature, and shall be subject to all the restrictions, disabilities, and duties of each of the banks so merged (the “Constituent Banks”); and all the rights, privileges, powers and franchises of each of the Constituent Banks, in all property, real and personal, and mixed, and all debts due to any of such Constituent Banks on whatever account, as well for share subscriptions as for all other things and actions or belonging to each of such Constituent Banks, shall be vested in First National; and all property, rights, privileges, powers and franchises and all and every other interest shall be thereafter as effectually the property of First National as they were of the respective Constituent Banks, and the title to any real estate vested by deed or otherwise, under the laws of the State of Georgia and any of such Constituent Banks, shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of any of such Constituent Banks shall be preserved unimpaired, and all debts, liabilities, and duties of the respective Constituent Banks shall thenceforth attach to First National, and may be enforced against it to the same extent as if such debts, liabilities, and duties had been incurred or contracted by it.

1.2           Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. on the date that the Effective Time occurs, or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at the office of Powell Goldstein LLP, 1201 West Peachtree Street, Atlanta, GA 30309, or at such location as may be mutually agreed upon by the Parties.

1.3           Effective Time. Subject to the terms and conditions hereof, unless otherwise agreed upon by First National and Cairo, the Parties shall cause the effective time of the Merger and other transactions contemplated by this Agreement to occur after the close of business on such date upon which the Parties agree (the “Effective Time”). The Effective Time shall be on a date, to be agreed upon by the Parties, following the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, but in no event later than December 31, 2006, unless otherwise agreed by the Parties.

ARTICLE 2
TERMS OF MERGER

2.1           Articles of Association. The Articles of Association of First National in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Bank.

2.2           Bylaws. The Bylaws of First National in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank until duly amended or repealed.

2.3           Directors and Officers. The officers and directors of First National in office immediately prior to the Effective Time shall serve as the officers and directors of the Surviving Bank from and after the Effective Time.

2.4           Effect of Merger. All Assets of Cairo as they exist at the time of the Merger shall pass to and vest in First National without any conveyance or other transfer. First National shall be responsible for all of the Liabilities of every kind and description of each of the Constituent Banks as of the Effective Time.

ARTICLE 3
MANNER OF CONVERTING SHARES

3.1           Conversion of Shares. All of the shares of First National capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Merger. The manner and basis of converting the shares of Cairo Common Stock upon consummation of the Merger shall be as follows:

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of First National, Cairo, or the holder of Cairo Common Stock, subject to the provisions of this Article 3, each outstanding share of Cairo Common Stock (excluding shares held by Cairo, other than in a fiduciary capacity or as a result of debts previously contracted) shall be converted into the right to receive an amount of cash equal to Five Million Dollars ($5,000,000) (the “Consideration”) divided by 75,000.

(b)           Each share of Cairo Common Stock held in the treasury of Cairo or any Subsidiary of Cairo (other than in a fiduciary capacity or as a result of debts previously contracted) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

ARTICLE 4
EXCHANGE OF SHARES; PAYMENT OF CONSIDERATION

4.1           Exchange of Certificates. After the Effective Time, Ameris shall deliver to First National all certificates representing a share or shares of Cairo Common Stock.

4.2           Payment of Consideration. At the Closing, First National shall pay the Consideration to Ameris in cash by wire transfer of immediately available funds to such account as Ameris shall specify in writing prior to the Closing.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF AMERIS AND CAIRO

Prior to the date hereof, Ameris and Cairo have delivered to First National a disclosure memorandum (the “Cairo Disclosure Memorandum”) containing information regarding Cairo as indicated at various places in this Agreement. All information set forth in the Cairo Disclosure Memorandum or in documents incorporated by reference in the Cairo Disclosure Memorandum shall be deemed to be part of and qualify all representations and warranties contained in this Article 5. Cairo shall promptly provide First National with written notification of any event, occurrence or other information that shall become known to Cairo before the Effective Time that would be required to be included in the Cairo Disclosure Memorandum if the Cairo Disclosure Memorandum were to be prepared as of the date of such event, occurrence or information; provided, however, that no such notice shall have the effect of modifying the Cairo Disclosure Memorandum or any representation or warranty of Cairo in this Agreement to which such notice relates.

Cairo hereby represents and warrants to First National as follows:

5.1           Organization, Standing, and Power.

(a)           Cairo is a bank duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets.

(b)           The character of Cairo’s Assets and the nature and conduct of Cairo’s business does not require it to be qualified or licensed to transact business in any State or jurisdiction other than Georgia, and Cairo is duly qualified and licensed to transact business in good standing in Georgia.

(c)           The minute book and other organizational documents for Cairo have been made available to First National for its review and accurately reflect all amendments thereto and all material proceedings of the Board of Directors and shareholders of Cairo.

5.2           Authority; No Breach By Agreement.

(a)           Ameris and Cairo have the corporate power and authority necessary to execute, deliver and perform their obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Ameris and Cairo. Subject to receipt of the requisite Consents of Regulatory Authorities, this Agreement represents a legal, valid, and binding obligation of Ameris and Cairo, enforceable against them in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)           Neither the execution and delivery of this Agreement by Ameris and Cairo, nor the consummation by Cairo of the transactions contemplated hereby, nor compliance by Ameris or Cairo with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of their respective Articles of Incorporation or Bylaws or any resolution adopted by the respective board of directors or shareholders of Ameris or Cairo that is currently in effect, or (ii) subject to receipt of the requisite Consents referred to in Section 9.1(b), (A) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of Cairo under, any Contract or Permit of Cairo or (B) constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to Cairo or any of its respective material Assets (including Cairo becoming subject to or liable for the payment of any Tax or any of the Assets owned by Cairo being reassessed or revalued by any Taxing authority).

(c)           Other than in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of any public body or authority is necessary for the consummation by Cairo of the Merger and the other transactions contemplated in this Agreement.

5.3           Capital Stock.

(a)           The authorized capital stock of Cairo consists of 75,000 shares of $5.00 par value per share Cairo Common Stock, of which 75,000 shares are issued and outstanding. All of the issued and outstanding shares of capital stock of Cairo are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Cairo has been issued in violation of any preemptive rights of the current or past shareholders of Cairo.

(b)           There are no shares of capital stock, preferred stock or other equity securities of Cairo outstanding and there are no outstanding Equity Rights relating to the capital stock of Cairo.

5.4            Cairo Subsidiaries. Cairo has no Subsidiaries, other than Cairo Holding Company, Inc. and Cairo Real Estate Holdings, Inc.

5.5           Financial Statements. Cairo has delivered to First National copies of all Cairo Financial Statements and will deliver to First National copies of all similar financial statements prepared subsequent to the date hereof. The Cairo Financial Statements and any supplemental financial statements (as of the date thereof and for the periods covered thereby) (a) are, or if dated after the date of this Agreement will be, in accordance with the books and records of Cairo, which are and will be, as the case may be, complete and correct in all material respects and which have been or will have been, as the case may be, maintained in accordance with good business practices, (b) present or will present, as the case may be, and in all material respects, fairly the financial position of Cairo as of the dates indicated and the results of operation, changes in shareholders’ equity, and cash flows for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereof or, in the case of interim financial statements, to the normal recurring year-end adjustments that are not material in any amount or effect), and (c) do not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

5.6           Absence of Undisclosed Liabilities. Cairo does not have any Liabilities of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) Liabilities that are accrued or reserved against in the balance sheet of Cairo as of March 31, 2006, included in the Cairo Financial Statements or reflected in the notes thereto and (ii) Liabilities incurred since such date in the ordinary course of business. Cairo has not incurred or paid any Liability since March 31, 2006, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a Cairo Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

5.7           Loan and Investment Portfolios. As of the date of this Agreement, all loans, discounts and financing leases reflected on the Cairo Financial Statements were, and with respect to the Cairo Financial Statements delivered as of the dates subsequent to the execution of this Agreement, will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business, (b) evidenced by genuine notes, agreements or other evidences of indebtedness and (c) to the extent secured, have been secured by valid liens and security interests that have been perfected. Except as specifically set forth in Section 5.7 of the Cairo Disclosure Memorandum and with respect to any loans that will be transferred by Cairo pursuant to the Purchase and Assumption Agreement, Cairo is not a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than thirty (30) days in the payment of principal or interest, (ii) known by Cairo to be otherwise in Default for more than thirty (30) days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Cairo, the FDIC or the GDBF, or (iv) an obligation of any director, executive officer or 10% shareholder of Cairo who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

5.8           Absence of Certain Changes or Events. Since March 31, 2006, except as disclosed in the Cairo Financial Statements delivered prior to the date of this Agreement or in Section 5.8 of the Cairo Disclosure Memorandum or as contemplated in this Agreement or the Purchase and Assumption Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Cairo Material Adverse Effect, (ii) Cairo has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of Cairo Common Stock and (iii) Cairo has not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Cairo provided in Article 7. Except as may result from the transactions contemplated by this Agreement or by the Purchase and Assumption Agreement, Cairo has not, since March 31, 2006:

(a)           except as set forth in Section 5.8(a) of the Cairo Disclosure Memorandum, borrowed any money other than deposits or overnight fed funds or entered into any capital lease or leases; or, except in the ordinary course of business and consistent with past practices: (i) lent any money or pledged any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgaged or otherwise subjected to any Lien any of its assets, sold, assigned or transferred any of its assets in excess of $25,000 in the aggregate or (iv) incurred any other Liability or loss representing, individually or in the aggregate, over $25,000;

(b)           other than damage to property that will be transferred by Cairo pursuant to the terms of the Purchase and Assumption Agreement, suffered over $25,000 in damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(c)           failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business or to preserve the goodwill of its customers and others with whom it has business relations;

(d)           except as set forth in Section 5.8(d) of the Cairo Disclosure Memorandum, made any capital expenditure or capital addition or betterment in excess of $25,000;

(e)           except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Cairo Financial Statements;

(f)           entered into any agreement, contract or commitment to do any of the foregoing; or

(g)           authorized or issued any additional shares of Cairo Common Stock, preferred stock, or Equity Rights.

5.9           Tax Matters.

(a)           All Tax Returns required to be filed by or on behalf of Cairo have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed by Cairo are complete and accurate in all material respects. All Taxes shown on Tax Returns filed by Cairo have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes relating to Cairo, except as reserved against in the Cairo Financial Statements delivered prior to the date of this Agreement. Except as disclosed in Section 5.9(a) of the Cairo Disclosure Memorandum, no federal income Tax Return of Cairo with respect to any period ending on or after December 31, 1999 has been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation with respect to Taxes have been paid. There are no Liens with respect to Taxes upon any of the Assets of Cairo.

(b)           Cairo has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)           Adequate provision for any Taxes due or to become due for Cairo for the period or periods through and including the date of the Cairo Financial Statements has been made and is reflected on such Cairo Financial Statements.

(d)           Deferred Taxes of Cairo have been provided for in accordance with GAAP.

(e)           Cairo is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9, if applicable) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records contain information sufficient to identify all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

5.10           Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the “Allowance”) shown on the balance sheets of Cairo included in the Cairo Financial Statements was, and the Allowance shown on the balance sheets of Cairo as of dates subsequent to the execution of this Agreement will be as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of Cairo and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Cairo as of the dates thereof.

5.11           Assets.

(a)           Except as disclosed in Section 5.11(a) of the Cairo Disclosure Memorandum or as disclosed or reserved against in the Cairo Financial Statements delivered prior to the date of this Agreement, Cairo has good and marketable title, free and clear of all Liens, to all of its Assets, except for (i) mortgages and encumbrances that secure indebtedness that is properly reflected in the Cairo Financial Statements or that secure deposits of public funds as required by law; (ii) Liens for taxes accrued but not yet payable; (iii) Liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such Liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or Assets or the potential sale of any of such owned properties or Assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. All tangible properties used in the business of Cairo are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Cairo’s past practices. All Assets which are material to Cairo’s business on a consolidated basis, held under leases or subleases by Cairo, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable Bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(b)           Cairo has paid all amounts due and payable under any insurance policies and guarantees applicable to Cairo and its Assets and operations, all such insurance policies and guarantees are in full force and effect, and all material properties of Cairo are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts and with deductibles that are consistent with past practice and experience. Cairo has not received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $10,000 pending under such policies of insurance.

(c)           With respect to each lease of any real property or personal property to which Cairo is a party (whether as lessee or lessor), except for financing leases in which Cairo is lessor, (i) such lease is in full force and effect in accordance with its terms against Cairo; (ii) all rents and other monetary amounts that have become due and payable thereunder by Cairo have been paid by Cairo; (iii) there exists no Default under such lease by Cairo; and (iv) upon receipt of the consents described in Section 5.11(c) of the Cairo Disclosure Memorandum, the Merger will not constitute a default or a cause for termination or modification of such lease.

(d)           Cairo has no any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its Assets or to sell or dispose of any of its Assets except in the ordinary course of business consistent with past practices or except as contemplated by the Purchase and Assumption Agreement.

(e)           Cairo’s Assets include all material Assets required to operate the business of Cairo as presently conducted.

5.12           Intellectual Property. Cairo owns or has a license to use all of the Intellectual Property used by Cairo in the course of its business. Cairo is the owner of or has a license to any Intellectual Property sold or licensed to a third party by Cairo in connection with Cairo’s business operations, and Cairo has the right to convey by sale or license any Intellectual Property so conveyed. Cairo has not received notice of Default under any of its Intellectual Property licenses. Except as disclosed in Section 5.12 of the Cairo Disclosure Memorandum, no proceedings have been instituted, or are pending or overtly threatened, that challenge the rights of Cairo with respect to Intellectual Property used, sold or licensed by Cairo in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property, and the conduct of Cairo’s business does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.12 of the Cairo Disclosure Memorandum, Cairo is not obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.12 of the Cairo Disclosure Memorandum, no officer, director or employee of Cairo is a party to any Contract that restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person (other than Cairo).

5.13           Environmental Matters.

(a)           Except as disclosed in Section 5.13(a) of the Cairo Disclosure Memorandum, Cairo, its Participation Facilities, and its Operating Properties are, and have been, to the Knowledge of Cairo, in compliance with all Environmental Laws.

(b)           Except as disclosed in Section 5.13(b) of the Cairo Disclosure Memorandum, there is no Litigation pending or, to the Knowledge of Cairo, threatened before any court, governmental agency, or authority or other forum in which Cairo or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance by Cairo with any Environmental Law or (ii) relating to the Release into the indoor or outdoor Environment of any Hazardous Material caused by Cairo, whether or not occurring in, at, on, under, about, adjacent to, or affecting (or potentially affecting) an Asset currently or formerly owned, leased, or operated by Cairo or any of its Participation Facilities, nor, to the Knowledge of Cairo, is there any reasonable basis for any Litigation of a type described in this sentence.

(c)           To the Knowledge of Cairo, during the period of (i) Cairo’s ownership or operation of any of its Assets, (ii) Cairo’s participation in the management of any Participation Facility, or (iii) Cairo’s holding of a security interest in an Operating Property, there has been no Release of any Hazardous Material in, at, on, under, about, adjacent to, or affecting (or potentially affecting) such properties. To the Knowledge of Cairo, prior to the period of (i) Cairo’s ownership or operation of any of its Assets, (ii) Cairo’s participation in the management of any Participation Facility, or (iii) Cairo’s holding of a security interest in an Operating Property, there was no Release of any Hazardous Material in, at, on, under, about, or affecting any such property, Participation Facility or Operating Property. To the Knowledge of Cairo, no lead-based paint or asbestos in any form is present in, at, on, under, about, or affecting (or potentially affecting) any Asset.

(d)           Cairo has delivered to First National true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Cairo pertaining to Hazardous Materials in, at, on, under, about, or affecting (or potentially affecting) any Asset, or concerning compliance by Cairo or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

(e)           There are no aboveground or underground storage tanks, whether in use or closed, in, at, on, or under any Asset. Section 5.13(e) of the Cairo Disclosure Memorandum contains a detailed description of all above-ground or underground storage tanks removed by or on behalf of Cairo at or from any Asset. Any such tank removals were performed in accordance with applicable Environmental Laws and no soil or groundwater contamination resulted from the operation or removal of such tanks.

5.14           Compliance with Laws. Cairo is a Georgia state bank whose deposits are and will at the Effective Time be insured by the FDIC. Cairo has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted. Except as disclosed in Section 5.14 of the Cairo Disclosure Memorandum, Cairo is not:

(a)           in Default under any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments);

(b)           in Default under any Laws, Orders, or Permits applicable to its business or its employees; or

(c)           since January 1, 2004, in receipt of any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that Cairo is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring Cairo to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies or its management.

Copies of all reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to First National.

5.15           Labor Relations. Cairo is not a party to any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization or other employee representative to wages or conditions of employment, nor is Cairo a party to any collective bargaining agreement, nor is there any pending or, to the Knowledge of Cairo, threatened strike, slowdown, picketing, work stoppage or other labor dispute involving Cairo. To the Knowledge of Cairo, there is no activity involving any of Cairo’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

5.16           Employee Benefit Plans.

(a)           Cairo has listed in Section 5.16(a) of the Cairo Disclosure Memorandum, and has delivered or made available to First National prior to the execution of this Agreement copies in each case of all pension, retirement, profit-sharing, employee stock ownership, deferred compensation, stock option, employee stock ownership, severance pay, vacation, cash or stock bonus, or other incentive plans, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Cairo or any ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Cairo Benefit Plans”). Any of the Cairo Benefit Plans that is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Cairo ERISA Plan.” Each Cairo ERISA Plan that is also a “defined benefit plan” (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a “Cairo Pension Plan.” No Cairo Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

(b)           No Cairo ERISA Plan is or ever has been subject to Title IV of ERISA or the funding requirements of Section 412 of the Internal Revenue Code. Neither Cairo nor its ERISA Affiliates contributes to, has any obligation to contribute to, or has any Liability under or with respect to any multi-employer plan (within the meaning of Section 3(37) of ERISA).

(c)           All Cairo Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws. Except as set forth in Section 5.16(c) of the Cairo Disclosure Memorandum, each Cairo ERISA Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code (i) has received a favorable determination letter from the Internal Revenue Service issued in response to an application filed pursuant to Revenue Procedure 2000-27 or any subsequently issued Revenue Procedure or (ii) is entitled to rely upon an opinion letter issued in response to an application filed by the sponsor of a master, prototype or volume submitter plan pursuant to Revenue Procedure 2000-20 or any subsequently issued Revenue Procedure, and Cairo does not have Knowledge of any circumstances likely to result in revocation of any such favorable determination or opinion letter or to disqualify Cairo from relying upon such opinion letter to the fullest extent permitted under Revenue Procedure 2004-6. Cairo has not engaged in a transaction with respect to any Cairo Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject Cairo to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

(d)           Except as disclosed in Section 5.16(d) of the Cairo Disclosure Memorandum, Cairo has no Liability for retiree health and life benefits under any of the Cairo Benefit Plans and there are no restrictions on the rights of Cairo to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder.

(e)           Except as disclosed in Section 5.16(e) of the Cairo Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of Cairo from Cairo under any Cairo Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Cairo Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(f)           The actuarial present values of all accrued nonqualified deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of Cairo and their respective beneficiaries have been fully reflected on the Cairo Financial Statements to the extent required by and in accordance with GAAP.

(g)           Each nonqualified deferred compensation plan, within the meaning of Section 409A of the Internal Revenue Code (“Section 409A”), maintained by Cairo on or after January 1, 2005, has been operated in good faith compliance (within the meaning of Q&A 19(b) of IRS Notice 2005-1 (2005-2 I.R.B. 274) (“Notice 2005-1”)) with the requirements of Section 409A and Notice 2005-1 (or an available exemption therefrom) such that amounts of compensation deferred thereunder will not be includible in gross income under Section 409A prior to the distribution of benefits in accordance with the terms of the plan and will not be subject to the additional tax under Section 409A(a)(1)(B)(ii), provided that each such plan is amended (if and as necessary) on or before December 31, 2006 to comply with such requirements and the requirements of any applicable regulations issued under Section 409A.

5.17           Material Contracts.

(a)           Except as disclosed in Section 5.17(a) of the Cairo Disclosure Memorandum or otherwise reflected in the Cairo Financial Statements, neither Cairo nor any of its Assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract, (ii) any Contract relating to the borrowing of money by Cairo or the guarantee by Cairo of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract that prohibits or restricts Cairo from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course of business with customers), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by Cairo (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $25,000), (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $25,000), and (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet that is a financial derivative Contract (the “Cairo Contracts”). With respect to each Cairo Contract and except as disclosed in Section 5.17(a) of the Cairo Disclosure Memorandum: (i) the Contract is in full force and effect against Cairo; (ii) Cairo is not in Default thereunder; (iii) Cairo has not repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is in Default in any respect, or has repudiated or waived any material provision thereunder. All of the indebtedness of Cairo for money borrowed is prepayable at any time by Cairo without penalty or premium.

(b)           Except as disclosed in Section 5.17(b) of the Cairo Disclosure Memorandum, no Contract relating to the provision of data processing, network communication, or other technical services to Cairo (“Vendor Contracts”) imposes a fee or penalty for the early termination or assignment of such Vendor Contract which is in an amount in excess of $10,000 individually or $25,000 for all Vendor Contracts in the aggregate.

5.18           Legal Proceedings.

(a)           Except as disclosed in Section 5.18 of the Cairo Disclosure Memorandum, there is no Litigation instituted, pending or, to the Knowledge of Cairo, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of a material unfavorable outcome) against Cairo, or against any employee benefit plan of Cairo, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against Cairo. Section 5.18 of the Cairo Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which Cairo is a party and that names Cairo as a defendant or cross-defendant or for which Cairo has any potential Liability in excess of $25,000.

(b)           There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to Cairo as a result of examination by any Regulatory Authority.

(c)           Cairo is not subject to any written agreement, memorandum or order or decree with or by any Regulatory Authority, nor has Cairo been advised by any Regulatory Authority that it is considering issuing or requesting any such written agreement, memorandum, order or decree.

5.19           Reports. Since December 31, 2004, Cairo has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.20           Accounting, Tax and Regulatory Matters. Cairo has not taken or agreed to take any action, and Cairo has no Knowledge of any fact or circumstance, that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.21           Community Reinvestment Act. To the Knowledge of Cairo, Cairo has complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has, based upon its most recent examination with respect thereto, a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

5.22           Privacy of Customer Information.

(a)           Cairo is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to its customers, former customers and prospective customers that will be transferred to First National pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 5.22, “IIPI” shall include any information relating to an identified or identifiable natural person.

(b)           The collection and use of such IIPI by Cairo, the transfer of such IIPI to First National, and the use of such IIPI by First National as contemplated by this Agreement complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy law, and any contract or industry standard relating to privacy.

5.23           Technology Systems.

(a)           Section 5.23(a) of the Cairo Disclosure Memorandum contains a listing and description of the material electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software (other than shrink-wrap software), networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property that are used by Cairo (collectively, the “Technology Systems”), plus a description of the format in which data is stored on and created by such Technology Systems.

(b)           The Technology Systems (for a period of eighteen (18) months prior to the Effective Time) have not suffered unplanned disruption causing a Cairo Material Adverse Effect. Except for ongoing payments due under relevant third party agreements, the Technology Systems are free from any Liens. Access to business critical parts of the Technology Systems is not shared with any third party other than Ameris or Subsidiaries of Ameris.

(c)           Details of Cairo’s disaster recovery and business continuity arrangements have been provided to First National with the Cairo Disclosure Memorandum.

(d)           Cairo has not received notice of or is aware of any material circumstances including the execution of this Agreement, that would enable any third party to terminate any of Cairo’s agreements or arrangements relating to the Technology Systems (including maintenance and support).

5.24           Bank Secrecy Act Compliance. To the Knowledge of Cairo, Cairo is in compliance in all material respects with the provisions of the Bank Secrecy Act of 1970, as amended (the “Bank Secrecy Act”), and related anti-money laundering and anti-terrorist funding laws and regulations, including, but not limited to, those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs, and the requirements of the Office of Foreign Assets Control (collectively, “BSA/AML Requirements”). To the Knowledge of Cairo, Cairo has, to the extent required by BSA/AML Requirements, implemented a compliance program that adequately covers all BSA/AML Requirements, including the program elements as required by 12 C.F.R. §21.21. For purposes of this Section 5.24, “Knowledge” includes the personal knowledge after due inquiry of each BSA officer and compliance officer of Cairo, regardless of the title of such person, and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

5.25           Board Recommendation. The Board of Directors of Cairo, at a meeting duly called and held or by written consent, has by unanimous vote or consent of such directors (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of Cairo Common Stock approve this Agreement.

5.26           Change in Control Agreements. Section 5.26 of the Cairo Disclosure Memorandum lists all Contracts under which any employee, officer, director or shareholder of Cairo would be entitled to a payment or payments either as a result of (a) the Merger or (b) of not receiving comparable employment by First National after the Effective Time, and a description of such payments.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF FIRST NATIONAL

First National hereby represents and warrants to Cairo as follows:

6.1           Organization, Standing and Power. First National is a national banking association duly organized, validly existing, and in good standing under the laws of the United States. First National has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. First National is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.

6.2           Authority; No Breach By Agreement.

(a)           First National has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First National. Subject to receipt of the requisite Consents of Regulatory Authorities, this Agreement represents a legal, valid, and binding obligation of First National, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)           Neither the execution and delivery of this Agreement by First National, nor the consummation by First National of the transactions contemplated hereby, nor compliance by First National with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of its Articles of Association or Bylaws or any resolution adopted by the board of directors or the shareholders of First National that is currently in effect, or (ii) subject to receipt of the requisite Consents referred to in Section 9.1(b), (A) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of First National under, any Contract or Permit of First National or (B) constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to First National or any of its material Assets (including First National or Cairo becoming subject to or liable for the payment of any Tax or any of the Assets owned by First National or Cairo being reassessed or revalued by any Taxing authority).

(c)           Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of any public body or authority is necessary for the consummation by First National of the Merger and the other transactions contemplated in this Agreement.

ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1           Affirmative Covenants of Each Party. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement or the Purchase and Assumption Agreement, unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein or by the Purchase and Assumption Agreement, each Party shall (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and material Assets and maintain its rights and franchises, and (c) take no action that would (i) materially adversely affect the ability of either Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of either Party to perform its covenants and agreements under this Agreement.

7.2           Negative Covenants of Cairo and Ameris. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of First National shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Cairo covenants and agrees that it will not do or agree or commit to do any of the following, and Ameris covenants and agrees that it will not permit Cairo to do any of the following:

(a)           amend its Articles of Incorporation, Bylaws or other governing instruments, or

(b)           repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or in connection with the exercise of its existing options and warrants), directly or indirectly, any shares, or any securities convertible into any shares, of Cairo’s capital stock, or declare or pay any or make any other distribution in respect of Cairo’s capital stock; or

(c)           issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Cairo Common Stock or any other capital stock of Cairo, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

(d)           adjust, split, combine or reclassify any shares of Cairo Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Cairo Common Stock; or

(e)           enter into or amend any employment Contract with any Person (unless such Contract or amendment is required by, or is necessary to comply with the requirements of, applicable Law or this Agreement) that Cairo does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(f)           adopt any new employee benefit plan or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Cairo other than any such adoption or change that is required by, or is necessary to comply with the requirements of, applicable Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by, or as permitted to effect compliance with the requirements of, applicable Law or as contemplated by this Agreement or the terms of such plans or consistent with past practice; or

(g)           make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

(h)           commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of Cairo for over $25,000 in money damages or any restrictions upon the operations of Cairo; or

(i)           except in the ordinary course of business, enter into, modify, amend or terminate any Contract (including any loan Contract with an unpaid balance) or waive, release, compromise or assign any right or claim in an amount exceeding $25,000; or

(j)           amend or terminate the Purchase and Assumption Agreement.

7.3           Adverse Changes in Condition. Cairo agrees to give written notice promptly to First National upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it that (i) is reasonably likely to have, individually or in the aggregate, a Cairo Material Adverse Effect, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly remedy the same.

7.4           Reports. Each Party shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

ARTICLE 8
ADDITIONAL AGREEMENTS

8.1           Applications. First National shall prepare and file, and Cairo shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

8.2           Access to Technology Systems. Between the date of this Agreement and the Closing and during regular business hours, Cairo shall afford to the officers, employees, and other authorized representatives of First National access to Cairo’s Technology Systems for the purpose of evaluating Cairo’s Technology Systems and actions that will be required following Closing for First National to continue to use the Technology Systems or to convert data to formats and media compatible with First National systems. In carrying out its evaluation, First National and Cairo will schedule appointments in advance and First National will not unreasonably interfere with Cairo’s business.

8.3           Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, however, that nothing herein shall preclude either Party from exercising its rights under this Agreement, including, but not limited to, the rights of Cairo directors contained in Section 8.5(c). Each Party shall use its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

8.4           Investigation and Confidentiality.

(a)           Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations.

(b)           Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from the other Party.

(c)           Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Cairo Material Adverse Effect or an First National Material Adverse Effect, as applicable.

8.5           No Solicitations.

(a)           Except as contemplated by Section 8.5(c) of this Agreement or by the Purchase and Assumption Agreement and prior to the Effective Time or until the termination of this Agreement, Cairo shall not, without the prior written approval of First National:

(i)           directly or indirectly solicit or initiate inquiries or proposals with respect to any Acquisition Proposal; or

(ii)          furnish any information regarding, or enter into any Contract with respect to or participate in any, Acquisition Proposal; or

(iii)         withdraw its recommendation to the Cairo shareholders regarding the Merger or make a recommendation regarding any Acquisition Transaction.

(b)           Cairo and Ameris shall instruct their officers, directors, agents and affiliates to refrain from doing any of the above and will notify First National immediately if any such inquiries or proposals are received by it, any such information is requested from it, or any such negotiations or discussions are sought to be initiated with any of its officers, directors, agents and affiliates.

(c)           Nothing contained in this Section 8.5 shall prohibit any officer or director of Cairo or Ameris from taking, or refrain from taking, any action, including actions required or prohibited by Sections 8.5(a)(iii) or 8.5(b) or 8.5(e), provided that the Board of Directors of Cairo or Ameris, as applicable, has determined in good faith, upon the written opinion of legal counsel, that such action or inaction is required by law or is required to discharge his or her fiduciary duties to Cairo and its shareholders.

(d)           Cairo and Ameris shall immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted with respect to any Acquisition Transaction except those contemplated by this Agreement.

(e)           Each Party shall promptly advise the other Party following the receipt of any Acquisition Proposal and the details thereof and advise the other Party of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

8.6           Press Releases. Prior to the Effective Time, Ameris and First National shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby and shall not make any public disclosure except as agreed upon between the Parties; provided, however, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure that its legal counsel determines is required or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

8.7           Charter Provisions. Cairo shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under Cairo’s Articles of Incorporation, Bylaws or other governing instruments or restrict or impair the ability of First National to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Cairo that may be directly or indirectly acquired or controlled by them.

8.8           Indemnification and Insurance.

(a)           Ameris shall indemnify and hold harmless First National and each of its directors, officers, agents and successors and assigns against all losses, damages and expenses (including reasonable attorneys’ fees) caused by or arising out of (i) any breach or default in the performance by Ameris or Cairo of any covenant or agreement of Ameris or Cairo contained in this Agreement, (ii) any breach of any warranty, except inaccuracies resulting from the consummation of the transactions contemplated by the Purchase and Assumption Agreement, or material misrepresentation made by Ameris or Cairo herein or in any schedule attached hereto or in any certificate or other instrument delivered by or on behalf of Ameris or Cairo pursuant hereto, (iii) any liability of Cairo for taxes attributable to any period or portion thereof that ends on or before the Effective Time, (iv) any liability for taxes of any affiliated group (as defined in Section 1504 of the Internal Revenue Code) of which Cairo is a member that are assessed against Cairo (or any successor by merger thereof or any deemed purchaser of the assets of Cairo pursuant to Treas. Reg. §1.1502-6, by contract, as transferee or successor, or otherwise), and (v) any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal and accounting fees) whatsoever not expressly included and identified by nature and amount in the liabilities section of Cairo’s Financial Statement caused by or arising out of any business or activities of Cairo prior to the Effective Time. The Party to be indemnified hereunder shall give to the indemnifying party prompt written notice of the assertion of any third-party claim which might give rise to an indemnification obligation hereunder and the indemnifying party may undertake the defense thereof by representatives chosen by it, but acceptable to the indemnified party, which acceptance shall not be unreasonably withheld. If the indemnifying party, within a reasonable time after notice of any such claim, fails to defend, the indemnified party will have the right to undertake the defense, and compromise or settle any such claim on behalf of and for the account and risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such claim at any time prior to settlement, compromise or final determination. Notwithstanding the foregoing, if there is a reasonable probability that a claim may materially and adversely affect the indemnified party, other than as a result of money damages or other payments, the indemnified party shall have the right, at the cost and expense of the indemnifying party, to defend, compromise or settle such claim.

(b)           First National shall indemnify and hold harmless Ameris and Cairo and each of its directors, officers, agents and successors and assigns against all losses, damages and expenses (including reasonable attorneys’ fees), caused by or arising out of (i) any breach or default in the performance by First National of any covenant or agreement of the Company contained in this Agreement, (ii) any breach of any warranty or any material misrepresentation made by First National herein or in any schedule attached hereto or in any certificate or other instrument delivered by or on behalf of First National pursuant hereto, and (iii) any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal and accounting fees) whatsoever caused by or arising out of any business or activities of the Constituent Banks after the Effective Time. The party to be indemnified hereunder shall give to the indemnifying party prompt written notice of the assertion of any third-party claim which might give rise to an indemnification obligation hereunder and the indemnifying party may undertake the defense thereof by representatives chosen by it, but acceptable to the indemnified party, which acceptance shall not be unreasonable withheld. If the indemnifying party, within a reasonable time after notice of any such claim, fails to defend, the indemnified party will have the right to undertake the defense, and compromise or settle any such claim on behalf of and for the account and risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such claim at any time prior to settlement, compromise or final determination. Notwithstanding the foregoing, if there is a reasonable probability that a claim may materially or adversely affect the indemnified party, other than as a result of monetary damages or other payments, the indemnified party shall have the right, at the cost and expense of the indemnifying party, to defend, compromise or settle such claim.

(c)           Notwithstanding anything to the contrary set forth herein, (i) no party to be indemnified hereunder shall make a claim against the indemnifying party under subsection 8.8(a) or 8.8(b), as the case may be, unless, until and only to the extent that the aggregate amount with respect to which such party to be indemnified would be entitled to indemnification under this Section 8.8 exceeds $50,000, and (ii) no indemnifying party shall be liable or otherwise responsible to an indemnified party for consequential, incidental or punitive damages or for diminution in value or lost profits that arise out of or relate to this Agreement or the performance or breach hereof or any liability retained or assumed hereunder.

(d)           From and after the Effective Time, except that a Party shall be entitled to equitable remedies (other than rescission) in connection with a breach by the other Party of a covenant, the right of each Party hereto to assert indemnification claims and receive indemnification payments pursuant to this Section 8.8 shall be the sole and exclusive right and remedy exercisable by such Party with respect to any breach by such other Party hereto of any representation, warranty, covenant or agreement contained in this Agreement.

(e)           An indemnified party shall subrogate to the indemnifying party hereunder any claims it may have against third parties in respect of damages for which indemnification is paid by the indemnifying party pursuant to this Section 8.8, but only to the extent of such indemnification payments. Each Party agrees to provide reasonable efforts to assist the other Parties in pursuing such subrogation claims.

8.9           Employee Benefits and Contracts. Following the Effective Time, First National shall provide generally to officers and employees of Cairo (who continue employment with First National or any of its Subsidiaries) employee benefits on terms and conditions which, when taken as a whole, are substantially similar to those then currently provided by First National to its other similarly situated officers and employees. For purposes of benefit accrual (but only for purposes of determining benefits accruing under payroll practices such as vacation policy or under fringe benefit programs that do not rise to the level of a “plan” within the meaning of Section 3(3) of ERISA), eligibility to participate and vesting determinations in connection with the provision of any such employee benefits, service with Cairo prior to the Effective Time shall be counted. First National shall also honor in accordance with their terms (and, to the extent necessary to effect compliance with the requirements of Section 409A and Notice 2005-1, shall amend) all Cairo Benefit Plans and consulting and other contracts of a compensatory nature to the extent disclosed in the Cairo Disclosure Memorandum between Cairo and any of its current or former directors, employees, independent contractors, or retirees, or their spouses or dependants, and no other contracts of the types described that are not so disclosed shall be deemed to be assumed by First National by reason of this Section 8.9. If, during the calendar year in which falls the Effective Time, First National shall terminate any “group health plan,” within the meaning of Section 4980B(g)(2) of the Internal Revenue Code, in which one or more Cairo employees, directors, retirees or independent contractors, or their spouses or dependants, participated immediately prior to the Effective Time (a “Cairo Plan”), First National shall use its best efforts to cause any successor group health plan to waive any underwriting requirements; to give credit for any such person’s participation in the Cairo Plan prior to the Effective Time for purposes of applying any pre-existing condition limitations set forth therein; and to give credit for covered expenses paid by any such person under a Cairo Plan prior to the Effective Time towards satisfaction of any annual deductible limitation and out-of pocket maximum applied under such successor group health plan. First National also shall be considered a successor employer for and shall provide to “qualified beneficiaries,” determined immediately prior to the Effective Time, under any Cairo Plan appropriate “continuation coverage” (as those terms are defined in Section 4980B of the Internal Revenue Code) following the Effective Time under either the Cairo Plan or any successor group health plan maintained by First National. At the request of First National, Cairo will take all appropriate action to terminate, upon the consummation of the Merger, any Cairo ERISA Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code.

8.10           Shareholder Vote. Ameris, as the sole shareholder of Cairo, agrees to vote all shares of Cairo Common Stock held by it in favor of approving this Agreement and the transactions contemplated hereby when the matter is presented to Ameris for approval.

8.11           Agreements as to Taxes.

(a)           Notwithstanding the provisions of Section 8.8, Ameris shall be liable for and shall indemnify and hold First National harmless against all of the following indemnification obligations:

(i)           All Taxes of Cairo payable for any taxable year or taxable period ending on or before the Effective Time and all other Taxes that are or have become due and payable before the Effective Time; and

(ii)           Taxes imposed on any member (other than Cairo) of any affiliated group with which Cairo files or has filed a Tax Return on a consolidated, combined or unitary basis for a taxable year beginning before the Effective Time and for which Cairo is liable as a result of filing such a Tax Return on a consolidated, combined or unitary basis.

(b)           Except as otherwise provided in this Section 8.11, First National shall be liable for, and shall indemnify and hold Ameris harmless against, any and all Taxes imposed on Cairo or First National as the successor to Cairo that arise or relate to the ownership of Cairo property acquired in the Merger and relate to any period after the Effective Time.

(c)           Ameris shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to Cairo for taxable years or taxable periods ending on or before the Effective Time, including, where applicable, final Tax Returns of Cairo that end at the effective time of the Merger by including Cairo in any consolidated, combined, unitary return filed by Ameris or one of its affiliates, and shall timely remit all Taxes shown as due on such Tax Returns. The final federal and state income tax returns of Cairo, whether reported separately or as part of a consolidated, combined, or unitary return filed by Ameris or one of its affiliates, shall include any and all income, gain or loss, deductions, and expenses of Cairo for the period ending at the effective time of the Merger, including any income, gain, or loss resulting from the deemed sale of assets by and deemed liquidation of Cairo for federal and, where applicable, state income tax purposes, that results from the Merger of Cairo with and into First National, and any income, gain, or loss resulting from the sale of assets and assumption of liabilities pursuant to that Purchase and Assumption Agreement by and between Cairo and American Banking Company of even date herewith. First National will file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to any of the assets of Cairo acquired as a result of the Merger, and shall timely remit all Taxes shown due on such Tax Returns.

(d)           As soon as practicable, but in any event within 15 days after either Ameris’ or First National’s request, as the case may be, First National shall deliver to Ameris or Ameris shall deliver to First National, as the case may be, such information and other data relating to the Tax Returns and Taxes of Cairo and shall provide such other assistance as may reasonably be requested, to cause the completion and filing of all Tax Returns or to respond to audits by any taxing authorities with respect to any Tax Returns or taxable periods or to otherwise enable Ameris or First National to satisfy their accounting or Tax requirements.

(e)           Whenever any taxing authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which Ameris is liable under this Agreement, First National shall upon receipt of such assertion, promptly inform Ameris in writing and Ameris shall have the sole right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute to the extent such proceedings or determinations affect the amount of Taxes for which Ameris may be liable under this Agreement. Whenever any taxing authority asserts a claim, makes an assessment or otherwise disputes the amount of Taxes for which First National is liable under this Agreement, First National shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute. The Party not controlling such proceedings may, with the written consent of the other Party and at its sole expense, assume control of such proceedings.

(f)           Notwithstanding anything to the contrary contained herein, Ameris shall be responsible for (and shall indemnify First National against) the timely payment of any and all sales (including, without limitation, bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees (“Transfer Taxes”) that are directly attributable to the transfer of any of Cairo’s assets as a result of the Merger pursuant to this Agreement. First National and Ameris shall cooperate with each other in attempting to minimize Transfer Taxes.

(g)           The obligations of the parties set forth in this Section 8.11 shall be unconditional and absolute, and shall remain in effect until the expiration of the applicable statute of limitations. Notwithstanding any other provision of this Agreement to the contrary, the rights and obligations of the parties with respect to indemnification for any and all matters relating to Taxes shall be governed by this Section 8.11.

(h)           First National shall not file or submit any amended return, including an amended return relating to a net operating loss or other carryback claim, or other document such as, but not limited to, a request for ruling, with any taxing authority with respect to any tax period ending on or before the Effective Time, except as otherwise may be specifically required by law, without first obtaining Ameris’ consent to such filing or submission. If First National believes such an action is specifically required by law, it shall give Ameris reasonable notification and the opportunity to comment before taking such action. Notwithstanding any other provision contained herein, Ameris’s indemnification obligations under this Agreement pertaining to any Taxes (whether under this Section 8.11, Section 8.8 or elsewhere) shall not apply to an assessment of Taxes relating to a filing or submission for which Cairo or First National was required, but failed to, obtain the consent of Ameris under this subsection (h).

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1           Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

(a)           Shareholder Approval. The shareholders of Cairo shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of Cairo’s articles and bylaws and other governing instruments.

(b)           Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger and the transactions contemplated by the Purchase and Assumption Agreement shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.

(c)           Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(d)           Purchase and Assumption. The transactions contemplated by the Purchase and Assumption Agreement shall have been consummated.

(e)           Main Office Relocation. Cairo shall have received regulatory approval from the GDBF for the relocation of its headquarters from Cairo, Georgia, to Meigs, Georgia.

9.2           Conditions to Obligations of First National. The obligations of First National to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First National pursuant to Section 11.6(a):

(a)           Representations and Warranties. The representations and warranties of Ameris and Cairo set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have a Cairo Material Adverse Effect and inaccuracies resulting from the consummation of the transactions contemplated by the Purchase and Assumption Agreement.

(b)           Performance of Agreements and Covenants. Each and all of the agreements and covenants of Cairo and Ameris to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)           Certificates. Each of Cairo and Ameris shall have delivered to First National (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as they relate to Cairo and Ameris, as applicable, Section 9.2(a) (qualified as to such officer’s Knowledge with respect to such matters as the parties may deem appropriate) and Section 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by the Boards of Directors of Cairo and Ameris and shareholder of Cairo evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as First National and its counsel shall request.

(d)           Equity Rights. All outstanding Equity Rights relating to the capital stock of Cairo shall have been exercised or cancelled prior to the Effective Time. No Equity Rights relating to the capital stock of Cairo, whether vested or unvested, shall be outstanding immediately preceding the Effective Time.

(e)           Equity Capital. Cairo shall have no less than Four Million Dollars ($4,000,000) in Total Equity Capital immediately prior to the Effective Time.

(f)           Consents and Approvals. Cairo and Ameris shall have obtained any and all Consents required for consummation of the Merger and the transactions contemplated by the Purchase and Assumption Agreement (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of Cairo which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Cairo Material Adverse Effect; and no Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of First National would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, First National would not, in its reasonable judgment, have entered into this Agreement.

(g)           Outstanding Cairo Shares. There shall be 75,000 issued and outstanding shares of Cairo Common Stock immediately prior to the Effective Time, excluding shares held in the treasury of Cairo, which treasury shares shall be canceled and extinguished immediately prior to the Effective Time as provided in Section 3.1(b) of this Agreement.

9.3           Conditions to Obligations of Cairo. The obligations of Cairo and Ameris to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Cairo pursuant to Section 11.6(b):

(a)           Representations and Warranties. The representations and warranties of First National set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have an First National Material Adverse Effect.

(b)           Performance of Agreements and Covenants. Each and all of the agreements and covenants of First National to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)           Certificates. First National shall have delivered to Cairo and Ameris (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as they relate to First National, Section 9.3(a) (qualified as to such officer’s Knowledge with respect to such matters as the parties may deem appropriate) and Section 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by First National’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Cairo and its counsel shall request.

ARTICLE 10
TERMINATION

10.1           Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Cairo, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)           By written consent of the Boards of Directors of First National, Ameris and Cairo; or

(b)           By the Board of Directors of First National (provided that First National is not then in material breach of any of its representations, warranties, covenants, or other agreements contained in this Agreement) in the event of a material breach by Cairo or Ameris of any representations, warranties, covenants or agreements contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to Cairo and Ameris of such breach (provided that the right to effect such cure shall not extend beyond the date set forth in subparagraph 10.1(f) below) and which breach is reasonably likely, in the opinion of First National, to have, individually or in the aggregate, a Cairo Material Adverse Effect; or

(c)           By the Board of Directors of Cairo or Ameris (provided that neither Cairo nor Ameris is then in material breach of any of its representations, warranties, covenants, or other agreements contained in this Agreement) in the event of a material breach by First National of any its representations, warranties, covenants or agreements contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to First National of such breach (provided that the right to effect such cure shall not extend beyond the date set forth in subparagraph 10.1(f) below) and which breach is reasonably likely, in the opinion of Cairo and Ameris, to have, individually or in the aggregate, a First National Material Adverse Effect; or

(d)           By the Board of Directors of First National in the event of a Cairo Material Adverse Effect; or

(e)           By the Board of Directors of either Party in the event any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal; or

(f)           By the Board of Directors of either Party in the event that the Merger shall not have been consummated by December 31, 2006, but only if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(f); or

(g)           By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or waived by the date specified in Section 10.1(f), provided that the failure to consummate the Merger is not caused by the Party electing to terminate pursuant to this Section 10.1(g); or

(h)           By the Board of Directors of First National if the Board of Directors of Cairo:

(i)           shall withdraw, modify or change its recommendation to the Cairo shareholders with respect to this Agreement or the Merger, or shall have resolved to do any of the foregoing, other than as a result of a condition that would have allowed the Board of Directors of Cairo to terminate this Agreement under Section 10.1(c) hereof or as a result of circumstances in Section 10.1(i) below; or

(ii)           either recommends to the Cairo shareholders or affirmatively approves any Acquisition Transaction, or resolves to enter into or approve any Acquisition Transaction, or makes any announcement of any agreement to enter into an Acquisition Transaction; or

(i)           By the Board of Directors of Cairo if Cairo receives a bona fide written offer with respect to an Acquisition Transaction, and the Board of Directors of Cairo determines in good faith, after consultation with its financial advisors and counsel, that such Acquisition Transaction is more favorable to Cairo’s shareholders than the transactions contemplated by this Agreement; or

(j)           By the Board of Directors of First National if a change in law occurs prior to the Effective Time that allows it to establish a de novo branch in the State of Georgia.

10.2           Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that the provisions of this Section 10.2, Section 10.4, Article 11 and Section 8.4(b) shall survive any such termination and abandonment.

10.3           Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time, except that this Article 10 and Articles 1, 2, 3, 4 and 11 and Sections 8.4 and 8.9 shall survive indefinitely following the Effective Time and Section 8.8 (other than subsections 8.8(a)(iii) and (iv), relating to Taxes, which shall survive until the expiration of the applicable statute of limitations period) shall survive until the eighteen (18) month anniversary of the Effective Time. A claim for indemnification made pursuant to and in accordance with the provisions of Section 8.8, and prior to the expiration of the applicable period of survival hereunder, shall be deemed to have been timely made notwithstanding that such claim is not resolved prior to the expiration of such period of survival.

10.4           Termination Payment.

(a)           If this Agreement is terminated pursuant to subsection 10.1(b) or 10.1(c), the breaching Party shall pay the non-breaching Party, upon demand, a termination payment of $100,000 payable in same day funds.

(b)           The Parties agree that the termination payment provided for by Section 10.4(a) is for liquidated damages and not as a penalty, and that the payment is a reasonable estimate of the damages to be sustained by the non-breaching Party and that such damages would be difficult or are impossible to determine.

(c)           Final settlement with respect to a payment to be made under this Section 10.4 shall be made within thirty (30) days after the termination of this Agreement. Payment made by the breaching Party pursuant to this Section 10.4 shall constitute full and complete satisfaction of any claims by the non-breaching Party and shall be the non-breaching Party’s sole and exclusive remedy in connection with a termination of this Agreement pursuant to subsection 10.1(b) or 10.1(c).

(d)           If this Agreement is terminated and the Merger abandoned pursuant to Section 10.1(f) of this Agreement, then neither Party shall be liable to the other for payment of the termination payment provided for by Section 10.4(a).

ARTICLE 11
MISCELLANEOUS

11.1           Definitions.

(a)           Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

“Acquisition Transaction” shall mean: (i) any merger, consolidation, share exchange, business combination or other similar transaction (other than the transactions contemplated by this Agreement); (ii) any sale, lease, transfer other disposition of all or substantially all of the assets of Cairo, or the beneficial ownership or 15% or more of any class of Cairo capital stock; or (iii) any acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Cairo capital stock.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Cairo Common Stock” shall mean the $5.00 par value common stock of Cairo.

“Cairo Disclosure Memorandum” shall have the meaning set forth in Article 5.

“Cairo Financial Statements” shall mean (i) the audited balance sheets (including related notes and schedules, if any) of Cairo as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the fiscal years then ending and (ii) the unaudited balance sheets (including related notes and schedules, if any) of Cairo as of March 31, 2006, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three-month period ending March 31, 2006, as delivered by Cairo to First National prior to execution of this Agreement.

“Cairo Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Cairo and its Subsidiaries, taken as a whole, or (ii) the ability of Cairo to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Cairo Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of Cairo taken with the prior informed written Consent of First National in contemplation of the transactions contemplated hereby, (d) any formal or informal action of a Regulatory Authority that does not prevent the receipt of all required Consents for the transactions contemplated by this Agreement, or (e) the direct effects of compliance with this Agreement on the operating performance of Cairo, including expenses incurred by Cairo in consummating the transactions contemplated by this Agreement.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Consideration” shall mean an amount in cash equal to $5,000,000.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Environment” shall mean any soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, natural or artificial drainage systems, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, biota, and any other environmental media or natural resource.

“Environmental Laws” shall mean any federal, state or local law, statute, ordinance, code, rule, regulation, license, authorization, decision, order, injunction, decree, or rule of common law (including but not limited to nuisance or trespass claims), and any judicial interpretation of any of the foregoing, which pertains to health, safety, any Hazardous Material, or the Environment (including, but not limited to, ground, air, water or noise pollution or contamination, and underground or above-ground storage tanks) and shall include the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq. (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986 (“SARA”); the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq. and any other state or federal environmental statutes, and all rules, regulations, orders and decrees now or hereafter promulgated under any of the foregoing, as any of the foregoing now exist or may be changed or amended or come into effect in the future.

“Equity Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, script, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean an entity that is treated as a single employer with Cairo for purposes of Section 414 of the Internal Revenue Code.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“First National Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of First National and its Subsidiaries, taken as a whole, or (ii) the ability of First National to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “First National Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of First National (or any of its Subsidiaries) taken with the prior informed written Consent of Cairo in contemplation of the transactions contemplated hereby, (d) any formal or informal action of a Regulatory Authority that does not prevent the receipt of all required Consents for the transactions contemplated by this Agreement, or (e) the direct effects of compliance with this Agreement on the operating performance of First National, including expenses incurred by First National in consummating the transactions contemplated by this Agreement.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied during the periods involved.

“GDBF” shall mean the Georgia Department of Banking and Finance.

“Hazardous Material” shall mean any substance, whether solid, liquid or gaseous: (i) which is listed, defined or regulated as a “hazardous substance,” “hazardous waste,” “contaminant,” or “solid waste,” or otherwise classified as hazardous or toxic, in or pursuant to any Environmental Law; (ii) which is or contains asbestos, radon, any polychlorinated biphenyl, polybrominated diphenyl ether, urea formaldehyde foam insulation, explosive or radioactive material, or motor fuel, petroleum product, constituent or by-product, or other petroleum hydrocarbons; or (iii) which causes a contamination or nuisance, or a hazard, or threat of the same, to public health, human health or the Environment.

“Intellectual Property” shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto but excluding all shrink-wrap software), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” shall mean, with respect to the matter in question, if any of the executive officers of First National, Ameris or Cairo, as the case may be, has actual knowledge of such matter.

“Law” shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the Banking business, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

“Litigation” shall mean any action, arbitration, cause of action, claim, charge, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Operating Property” shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management thereof and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” shall mean Cairo, Ameris, or First National, and “Parties” shall mean all of Cairo, Ameris, and First National.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Purchase and Assumption Agreement” shall mean the Purchase and Assumption Agreement of even date herewith between Cairo and American Banking Company.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, Internal Revenue Service, Department of Labor, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Release” or “Released” means any spilling, leaking, pumping, pouring, emptying, injecting, emitting, discharging, depositing, escaping, leaching, migration, filtration, pouring, seepage, disposal, dumping, or other releasing into the indoor or outdoor Environment, whether intentional or unintentional, including the movement of Hazardous Materials in, on, under or through the Environment.

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

“Securities Laws” shall mean the Securities Act of 1933, as amended; the Securities Exchange Act of 1934, as amended; the Investment Company Act of 1940, as amended; the Investment Advisors Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; state blue sky laws; and the rules and regulations of any Regulatory Authority promulgated under any of the foregoing.

“Subsidiaries” shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Surviving Bank” shall mean First National Bank of Nassau County as the surviving bank resulting from the Merger.

“Tax Return” shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Tax” or “Taxes” shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Total Equity Capital” shall mean the equity capital of Cairo calculated in the manner as reflected on Cairo’s Financial Statements as of the date of the signing of this Agreement, which shall exclude all amounts reserved for by Cairo as required by this Agreement and all other amounts reserved by Cairo, including loan loss reserves and Tax reserves.

(b)    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

11.2           Expenses. Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

11.3           Brokers and Finders. Each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Cairo or by First National, each of Cairo and First National, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

11.4           Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.5           Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, however, that after any such approval by the holders of Cairo Common Stock, there shall be made no amendment that pursuant to applicable law requires further approval by such shareholders without the further approval of such shareholders.

11.6           Waivers.

(a)           Prior to or at the Effective Time, First National, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Cairo, to waive or extend the time for the compliance or fulfillment by Cairo of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First National under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First National.

(b)           Prior to or at the Effective Time, Cairo, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by First National, to waive or extend the time for the compliance or fulfillment by First National of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Cairo under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Cairo.

(c)           The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.7         Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.8         Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Cairo and Ameris:	Ameris Bancorp
24 2nd Avenue SE
Moultrie, Georgia 41768
Attention: Mr. Dennis Zember
Chief Financial Officer
Phone: (229) 890-1111
Facsimile: (229) 890-2235

With a copy to:	Steven E. Fox, Esq.
Rogers & Hardin LLP
229 Peachtree Street, NE
2700 International Tower
Atlanta, Georgia 30303
Phone: (404) 522-4700
Facsimile: (404) 525-2224

First National:	First National Bank of Nassau County
1891 South 14th Street
Fernandina Beach, Florida 32034
Attention: Mr. Michael G. Sanchez
Chief Executive Officer
Phone: (904) 321-5601
Facsimile: (904) 321-1511

With a copy to:	Kathryn L. Knudson, Esq.
Powell Goldstein LLP
1201 West Peachtree Street, NE
Atlanta, Georgia 30309
Phone: (404) 572-6600
Facsimile: (404) 572-6999

11.9         Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws.

11.10       Counterparts; Facsimile Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Executed counterparts may be delivered by facsimile transmission.

11.11       Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.12       Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

11.13       Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

FIRST NATIONAL BANK OF NASSAU COUNTY

By:	/s/ Michael G. Sanchez
Michael G. Sanchez
Chief Executive Officer

AMERIS BANCORP

By:	/s/ Edwin W. Hortman, Jr.
Edwin W. Hortman, Jr.
President and Chief Executive Officer

CAIRO BANKING COMPANY

By:	/s/ Edgar B. Smith
Edgar B. Smith, III
President